GALIANO GOLD REPORTS PRELIMINARY FOURTH QUARTER AND
FULL YEAR OPERATING RESULTS, ON TRACK TO DELIVER
UPDATED TECHNICAL REPORT

Vancouver, British Columbia, January 19, 2023 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report the Company's 2022 preliminary fourth quarter and full year operating results from the Asanko Gold Mine ("AGM") located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE: GFI) (NYSE: GFI), which is managed and operated by Galiano. The Company expects to release its full financial and operational results after the market closes on March 28, 2023. All financial information contained in this release is unaudited and reported in US$.

AGM JV Fourth Quarter and Full Year 2022 Highlights (100% basis)

• Culture of safety: Strong safety performance with no total recordable injuries ("TRI") and no lost time injuries ("LTI") reported in the fourth quarter, resulting in 12-month rolling TRI and LTI frequency rates of 0.15 and 0.00 per million employee hours worked, respectively. At year-end, the AGM had achieved 10.6 million employee hours worked without an LTI.

• Exceeded production guidance: Gold production of 34,090 ounces in the fourth quarter from the processing of stockpiled ore and full year gold production of 170,342 ounces, significantly exceeding original 2022 guidance of 100,000 - 120,000 ounces of gold.

• Milling performance: During the fourth quarter, achieved milling throughput of 1.5 million tonnes ("Mt") of ore at a grade of 0.84 grams per tonne ("g/t") gold and metallurgical recoveries averaged 79.7%.  Recoveries were in line with expectations and moderately lower than the third quarter due to processing lower grade stockpiles in the fourth quarter. For the full year, the mill processed 5.8 Mt of ore at a grade of 1.14 g/t gold and metallurgical recoveries averaged 80.0%.

• Cost performance: Preliminary total cash costs per ounce1 of $1,031 and all-in sustaining costs1 ("AISC") of $1,191 per ounce during the fourth quarter; preliminary total cash costs per ounce1 of $1,157 and AISC1 of $1,346 per ounce for the full year.

• Financial performance: Gold revenue of $57.7 million generated from 34,202 ounces sold at an average realized price of $1,686 per ounce in the fourth quarter. Annual gold revenues of $296.5 million generated from 167,849 ounces sold at an average realized price of $1,767 per ounce.

1  See “Non-IFRS performance measures”

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• Solid liquidity position: Ended the year with $97.6 million in cash, gold sales receivable and doré, with zero debt.

• Workforce optimization: Completed the process of rationalizing the AGM workforce, resulting in significant long-term cost savings and a streamlined and efficient operation moving forward.

• Exploration: In early 2022, delivered a Maiden Mineral Resource at Miradani North and increased Mineral Resources at Nkran, Abore and Dynamite Hill. An extensive exploration drill program was completed with positive results at Nkran, intercepting several high-grade intervals within and below the resource shell, in addition to the first phase of testing the underground potential of the deposit. Throughout the year, completed additional infill drilling at Esaase, Miradani, Abore, Midras and Nkran which will provide the basis for the Company's updated Mineral Resources and Mineral Reserves, expected to be released during the first quarter of 2023.

• Technical Report: Highlights of an improved operating plan focused on enhancing free cash flow, is anticipated to be released, along with 2023 guidance, during the first quarter. The Feasibility level Technical Report is expected to be filed by the end of the first quarter of 2023.

Full Year 2022 Galiano Highlights

• Continued strengthening of balance sheet: Ended the year with cash and cash equivalents of $56.1 million and $1.7 million in receivables, while remaining debt-free.

• Board and management changes: Appointed Greg Martin to the Board of Directors and Matt Freeman to Chief Financial Officer.

• Subsequent to year-end, Krista Muhr has been retained to provide Investor Relations advisory services as of January 1, 2023.

"Full year production exceeded our original guidance estimates and enabled the Company to strengthen our balance sheet. We believe that the second half of 2022 represented a pivotal period for Galiano, as our team and third-party consultants successfully deepened our understanding of the Nkran, Miradani, Abore and Esaase deposits," stated Matt Badylak, Galiano's President and Chief Executive Officer. "We anticipate releasing the updated Mineral Resources and Mineral Reserves for the Asanko Gold Mine, along with highlights from a new Technical Report during the first quarter of 2023."

"The AGM team continues to operate to the highest international safety standards, and I would like to thank the team on site for their hard work and diligence in achieving such an excellent safety record. I am confident 2023 will be a transformational year for the Company, following the implementation of a new operational and capital plan at the AGM."

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AGM JV Key Production Statistics (100% basis)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Ore mined ('000t)	-	144	675	1,075	1,623
Waste mined ('000t)	-	107	1,320	5,279	8,752
Total mined ('000t)	-	251	1,995	6,354	10,375
Strip ratio (W:O)	-	0.7	2.0	4.9	5.4
Average gold grade mined (g/t)	-	1.8	1.6	1.3	1.2
Ore milled ('000t)	1,518	1,423	1,406	1,482	1,472
Average mill head grade (g/t)	0.8	1.1	1.3	1.3	1.2
Average recovery rate (%)	80	88	84	69	91
Gold production (oz)	34,090	43,899	50,010	42,343	50,278
Total cash costs[1] ($/oz)	1,031	1,001	1,218	1,361	1,257
All-in sustaining costs[1] ($/oz)	1,191	1,178	1,431	1,559	1,539

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this press release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the JV's reported financial results in accordance with IFRS.

  Total Cash Costs per ounce

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the JV.  Total cash costs include the cost of production, adjusted for share-based compensation expense, by-product revenue per ounce of gold sold and production royalties of 5%.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs, reclamation cost accretion and lease payments and interest expense on the AGM's mining and service contractors per ounce of gold sold.

Qualified Person

Richard Miller, P.Eng., Vice President Technical Services with Galiano Gold Inc., is a Qualified Person as defined by Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has approved the scientific and technical information contained in this news release.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, located in Ghana, West Africa, jointly owned with Gold Fields Ltd. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute " forward-looking statements " within the meaning of applicable U.S. securities laws and " forward-looking information " within the meaning of applicable Canadian securities laws, which we refer to collectively as " forward-looking statements ". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as " seek ", " expect ", " anticipate ", " budget ", " plan ", " estimate ", " continue ", " forecast ", " intend ", " believe ", " predict ", " potential ", " target ", " may ", " could ", " would ", " might ", " will " and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the timing of release of full financial and operational results; the preparation of a new technical report and release of updated mineral resources and mineral reserves at the AGM and the timing thereof; expectations regarding workforce optimization; anticipated timing of release of the highlights of an improved operating plan along with 2023 guidance; information regarding the plans and expectations of the Company; and the usage and comparability of non-IFRS performance measures. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of the Company's interpretation and understanding of the results of the Esaase metallurgical test work program, the portion of the Esaase deposit that is prone to lower recovery, the impact on the overall deposit and the ability of the Company to manage the lower recovery; that the mineral resource estimate used in the metallurgical test work program continues to be accurate; the Company's new technical report and release of updated mineral resources and mineral reserves at the AGM proceeding as currently anticipated; mining proceeding as currently anticipated; the Company proceeding with further exploration programs as currently anticipated; that future exploration programs will provide the basis for future mineral resources and reserves; that the Joint Venture approves the Company's exploration budget; the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying mineral resource and mineral reserve estimates and prior exploration results, including future gold prices, cut-off grades and production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; title to mineral properties; costs; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: uncertainties and risks related to the Company's interpretation and understanding of the results of the Esaase metallurgical test work program, the portion of the Esaase deposit that is prone to lower recovery, the impact on the overall deposit and the ability of the Company to manage the lower recovery; risks related to the accuracy of the mineral resource estimate used in the metallurgical test work program and that the resource estimate may change as a result of the work currently underway and expected to be completed in Q1 of 2023; that the preparation of a new technical report and definition of mineral reserves may not proceed or be completed as expected or at all; that the results of the Company's exploration programs will not conform with the Company's expectations, and will not be sufficient to support mineral resources or mineral reserves at the AGM or be sufficient to include in the Company's updated life of mine plan; that the Company may not undertake planned future mining or exploration, or that such future mining or exploration will not be sufficient to support mineral resources or mineral reserves at the AGM; that the JV will approve the Company's proposed exploration and mining programs; the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; and the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Source: Galiano Gold Inc.

Enquiries:

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

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